245 Summer Street

Fidelity® Investments

Boston, MA 02210

January 27, 2022

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Fidelity Salem Street Trust (the trust): File Nos. 002-41839 and 811-02105
Fidelity SAI Sustainable Conservative Income Municipal Bond Fund
Fidelity SAI Sustainable Core Plus Bond Fund
Fidelity SAI Sustainable Low Duration Income Fund
Fidelity SAI Sustainable Municipal Income Fund
Fidelity Sustainable Core Plus Bond Fund
Fidelity Sustainable Intermediate Municipal Income Fund

Fidelity Sustainable Low Duration Bond Fund (the fund(s))

Post-Effective Amendment No. 531

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No. 531 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

The filing serves to register Fidelity SAI Sustainable Conservative Income Municipal Bond Fund, Fidelity SAI Sustainable Core Plus Bond Fund, Fidelity SAI Sustainable Low Duration Income Fund, Fidelity SAI Sustainable Municipal Income Fund, Fidelity Sustainable Core Plus Bond Fund, Fidelity Sustainable Intermediate Municipal Income Fund, and Fidelity Sustainable Low Duration Bond Fund as new series of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 485(a), the trust elects an effective date of April 12, 2022.  We request your comments by February 28, 2022.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/Renée Fuller
Renée Fuller
Legal Product Group